SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

American Homes 4 Rent

(Name of Issuer)

Class A common shares of beneficial interest, $0.01 par value per share

(Title of Class of Securities)

02665T 306

(CUSIP Number)

David P. Singelyn, Manager

American Homes 4 Rent, LLC

30601 Agoura Road, Suite 200

Agoura Hills, California 90301

(805) 413-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 02665T 306

(1)	Names of Reporting Persons American Homes 4 Rent, LLC (“AHLLC”)

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds Not applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 0

(14)	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 02665T 306

(1)	Names of Reporting Persons David P. Singelyn, as Manager of AHLLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds Not applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 0

(14)	Type of Reporting Person IN

This Amendment No. 1 amends the statement on Schedule 13D (the “Schedule 13D”) relating to the Class A common shares of beneficial interest, $0.01 par value per share (the “Class A common shares”) of American Homes 4 Rent, a Maryland real estate investment trust (the “Issuer”) and the Class A units and Series D units (collectively “OP units”) of the operating partnership of the Issuer, American Homes 4 Rent, L.P., a Delaware limited partnership (the “Operating Partnership”).

All capitalized terms used herein shall have the meaning given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

(a)-(e) Effective August 31, 2016, AHLLC was liquidated, AHLLC distributed to its members (including Mr. Singelyn, manager of AHLLC) all of the securities in Issuer and the Operating Partnership in proportion to each member’s ownership interest in AHLLC.

Following this distribution, one of the members, HF Investments 2010, LLC (“HF Investments”), will own more than 5% of the voting securities of Issuer, David P. Singelyn is the manager of HF Investments and has voting and investment control over the securities held by HF Investments. Mr. Singelyn disclaims beneficial ownership of the securities held by HF Investments. HF Investments and Mr. Singelyn are filing a statement of Schedule 13D relating to the voting securities of Issuer held by HF Investments and by Mr. Singelyn.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons hereby reference the disclosures contained in Item 5 of this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the under-signed certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2016

AMERICAN HOMES 4 RENT, LLC

By:	/s/ David P. Singelyn
Name:	David P. Singelyn
Title:	Manager

/s/ David P. Singelyn
David P. Singelyn, as Manager of American Homes 4 Rent, LLC